

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 16, 2009

Steven B. Tanger
President and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Tanger Properties Limited Partnership**
> **Registration Statement on Form S-4**
> **File No. 333-158503**
> **Schedule TO**
> **File No. 5-84652**
> **Filed April 9, 2009**

Dear Mr. Tanger:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the

registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Tanger will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

2. The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer's ability to comply with Item 1004(a)(1)(ii) of Regulation M-A. For example, the subject securities are not listed on any exchange, so it is unclear how you meet the requirement that the subject securities trade at prices that are directly related to the trading price of the issuer's common stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that Tanger will not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

Documents Incorporated by Reference, page 1

3. We note that you have provided disclosure relating to the Tanger Properties Limited Partnership (the "Partnership) by incorporating its 10-K, 8-K and 8-K/A by reference. We note that the Partnership is not Form S-3 eligible. Therefore, please revise your filing to provide disclosure regarding the Partnership in the manner required by Form S-4 or advise.

Special Note About Forward-Looking Statements, page 9

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Procedures for Tendering Notes, page 28

5. We note that Tanger will exchange or return the notes that it does not exchange "as promptly as practicable following the expiration date."   Please revise the disclosure to state that the notes will be exchanged or returned promptly following the expiration of the offer so that the disclosure is consistent with Rule 14e-1(c). Make corresponding changes throughout the offering documents.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Steven B. Tanger
President and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
April 16, 2009
Page 4

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Raymond Y. Lin, Esquire (*via facsimile*)